

03054317

RB 6/27

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECD S.E.C.
JUN 2 7 2003
538

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 49567

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MISSION SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2244 CARMEL VALLEY ROAD, SUITE B
(No. and Street)

DEL MAR, (City) CALIFORNIA (State) 92014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CRAIG BIDDICK (858) 704-0170
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MATRANGA & CORREIA, AN ACCOUNTANCY CORPORATION
(Name — if individual, state last, first, middle name)

4180 LA JOLLA VILLAGE DRIVE, SUITE 470, LA JOLLA, CA 92037
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



Matranga & Correia
An Accountancy Corporation

Members:
California Society of
Certified Public Accountants
American Institute of
Certified Public Accountants

Joseph E. Matranga CPA
joe@matrangacorreia.com

Maurice P. Correia CPA
maurice@matrangacorreia.com

To the Board of Directors
Mission Securities Corporation
Del Mar, California

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of Mission Securities Corporation as of December 31, 2002 and 2001, and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mission Securities Corporation as of December 31, 2002 and 2001, and the results of its operations, changes in shareholder's equity, and cash flows for the years then ended in conformity with generally accepted accounting principles in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Note 5 and Schedule I - Computation of Net Capital, Schedule II - Computation of Basic Net Capital Requirement, and Schedule III - Computation of Aggregate Indebtedness on page 16 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Supplementary Schedule IV - Other Expenses as well as Schedules I - III have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Matranga & Correia

January 24, 2003
La Jolla, California

4180 La Jolla Village Drive, Suite 470 • La Jolla, CA 92037 • Tel: (858) 875•1100 • Fax: (858) 875•1530

MISSION SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION (Cont.)
DECEMBER 31, 2002 AND 2001

LIABILITIES AND SHAREHOLDER'S EQUITY

	2002	2001
CURRENT LIABILITIES		
Accounts payable	$ 2,694	$ 2,418
Franchise tax payable	0	800
Total Current Liabilities	2,694	3,218
LONG-TERM LIABILITIES	0	0
Total Liabilities	2,694	3,218
SHAREHOLDER'S EQUITY		
Capital stock, common, no par value, 1,000,000 shares authorized, 1,000 shares issued and outstanding	10,000	10,000
Additional paid-in capital	125,250	91,230
Accumulated deficit	(89,425)	(69,246)
Total Shareholder's Equity	45,825	31,984
Total Liabilities and Shareholder's Equity	$ 48,519	$ 35,202

See accompanying notes and Independent Auditors' Report.

MISSION SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
CURRENT ASSETS		
Cash	$ 7,161	$ 7,877
Cash deposits with clearing organization	10,000	10,000
Receivable from clearing organization	3,895	11,125
Total Current Assets	21,056	29,002
FIXED ASSETS		
Furniture and office equipment	28,520	0
Accumulated depreciation	(3,957)	0
Total Fixed Assets	24,563	0
OTHER ASSETS		
Rent deposit	2,900	2,900
Securities	0	3,300
Organization costs	970	970
Accumulated amortization	(970)	(970)
Total Other Assets	2,900	6,200
Total Assets	$ 48,519	$ 35,202

See accompanying notes and Independent Auditors' Report.